Exhibit 8.1

LIST OF SUBSIDIARIES

•	ZIM has the following, wholly owned subsidiaries:

•	Advanced Internet Inc., a company incorporated in Pennsylvania, acquired by ZIM Corporation on April 1, 2006

•	ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the ZIM IDE Software

•	PCI Merge, Inc., a Florida based holding company with no operations